FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934

For the month of May, 2003

GENERAL COMPANY OF GEOPHYSICS

(translation of registrant’s name into English)

1, rue Léon Migaux, 91341 MASSY FRANCE (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Implementation of a liquidity contract
SIGNATURES

COMPAGNIE GENERALE DE GEOPHYSIQUE

Implementation of a liquidity contract

Paris, the 27th of May 2003

Following the Extraordinary Shareholders Meeting of May 15th 2003, Compagnie Générale de Géophysique (Euronext: 12016 — NYSE: GGY) mandated CIC Securities, on Friday the 16th of May 2003, for a liquidity contract in conformity with the AFEI Business Ethic Chart.

This liquidity providing agreement has been implemented on the Euronext Paris Stock Exchange in conformity with the applicable rules and instructions of the Commission des Operations de Bourse.

The Compagnie Générale de Géophysique group is a global participant in the oilfield services industry, providing a wide range of seismic data acquisition, processing and geoscience services and software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.

Contacts :	Christophe PETTENATI-AUZIERE	(33) 1 64 47 36 75
	Christophe BARNINI	(33) 1 64 47 38 10

Email : invrel@cgg.com	Internet : www.cgg.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE 1, rue Léon Migaux 91341 — Massy Cedex

GENERAL COMPANY OF GEOPHYSICS

Date: May 27th 2003	By Senior Executive Vice President, Strategy, Control & corporate planning /Christophe PETTENATI AUZIERE /

*Print the name and title of the signing officer under his signature.

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